March 10, 2025

Ezra Gardner
Chief Executive Officer
Gesher Acquisition Corp. II
3141 Walnut Street
Suite 203b
Denver, CO 80205

       Re: Gesher Acquisition Corp. II
           Amendment No. 1 to Registration Statement on Form S-1
           Filed February 27, 2025
           File No. 333-284552
Dear Ezra Gardner:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 24, 2025, letter.

Amendment No. 1 to Registration Statement on Form S-1
Cover page

1. We note your response to prior comment 1. Please also clarify whether the cashless exercise of the private warrants issuable upon the conversion of the working capital loans may result in a material dilution of the purchaser's equity interests. Please refer to Item 1602(a)(3) of Regulation S-K.
 March 10, 2025
Page 2

Part II. Information not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules.
Exhibit 5.2, page II-2

2.     Please request Cayman counsel to revise its opinion in Exhibit
       5.2 to remove inappropriate assumptions. In this regard, for example, we note paragraphs 1, 2, 6, and 11 of Part 2. Refer to Section II.B.3.a of Staff Legal Bulletin
       No. 19.
       Please contact Kellie Kim at 202-551-3129 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   David E. Fleming, Esq.